February 19, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. Norman Gholson Mr. H. Roger Schwall

Re:	Global Industries, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Schedule 14A Filed April 3, 2009 File No. 0-21086
Dear Messrs. Gholson and Schwall:
This letter is in response to your letter to us dated February 12, 2010, transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced filings. For your convenience, each response is preceded by the Staff’s comment to which the response relates.
Form 10-K for the Fiscal Year Ended December 31, 2008
Risk Factors
Our internal controls may not be sufficient to achieve all stated goals and objectives; existing deficiencies may not be adequately remediated, page 14
1.	We note your response to our prior comment 1. Please confirm that you will summarize this information in future filings.

Response. We acknowledge the Staff’s comment and advise the Staff that we periodically review our internal controls and risk factors. To the extent that an event occurs in the future related to our internal controls and the event is reportable under the Commission’s rules, we will disclose the event in future periodic reports. If an event occurs related to our internal controls that is not otherwise reportable, based on relevant facts at that time, we will make a determination of whether such event should be disclosed and, if necessary, make adequate disclosure of such event and any remediation plan in future filings.

U.S. Securities & Exchange Commission
February 19, 2010

Schedule 14A Filed April 3, 2009
Compensation Discussion and Analysis
Short-Term Incentive Compensation — Annual Cash Bonus, page 18
2.	Comment. We note your response to our prior comment 3. Please provide us with more specific information as to why you believe that disclosure of earnings per share, free cash flow or other goals for periods that have elapsed would create a likelihood of competitive harm. Provide a detailed discussion of each particular type of goal that you have omitted or intend to omit. Also, provide a draft of your proposed enhanced disclosure with regard to the degree of difficulty of omitted performance goals. We may have further comments after reviewing your response.

Response. For fiscal 2008 there were three measures for awards under our Management Incentive Plan (“MIP”). These measures were 1) diluted earnings per share (“EPS”), 2) total shareholder return and 3) individual performance. On page 20 of the proxy statement, the quantitative performance goals for the threshold, target and maximum levels for total shareholder return measurement are disclosed, as we believe disclosure of this information would not cause competitive harm to the company. However, there is no comparable disclosure of the individual performance or EPS performance measures. The individual performance measures vary among the executive officer participants and are specific to each participant’s responsibilities within the company and are not specifically tied to any quantitative performance measurement. We respectfully advise the Staff that, as discussed in our prior response to comment 2, our EPS and other performance goals are developed from highly confidential internal operating budgets, projections and our business plan, and that information related to these goals is sensitive with respect to historical information as well as information for future periods. We strongly reaffirm our belief that disclosure of this information would result in competitive harm to the company and therefore may be omitted under Instruction 4 to Item 402(b).

The offshore marine construction industry is highly competitive, with competitors varying in size from small regional companies with limited resources to very large international companies with greater resources. Work in this industry is awarded on a competitive bid basis and one of the largest factors for competition is price. Price competition becomes increasingly more important during an industry

11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980

U.S. Securities & Exchange Commission
February 19, 2010

downturn, like the one that we are currently experiencing. Disclosure of EPS and other similar performance measures, even on a historical basis, whether or not performance measures are achieved, will provide the company’s competitors with visibility into the company’s plans and priorities, including its plans for growth, target markets, profitability, operational focus and changes in direction. Competitors could utilize this information to the disadvantage of the company. For example, the historical quantitative EPS performance measure, if disclosed, could be used by our competitors along with information that we publicly disclose in our periodic reports to extrapolate information related to margins on the projects we are working on or that have been completed. The competitors could then use this information when bidding against us on future projects. Accordingly, there is a likelihood of substantial competitive injury resulting from disclosure of this information. Thus, disclosure of this type of information would clearly be harmful to the company, its future operations and its shareholders.
In general, performance measures are, and have been, set at aggressive levels such that they anticipate performance in excess of what would be considered normal performance in the expected economic environment. These measures are established annually at the beginning of each year and are generally stretch goals, based upon our confidential internal operating budgets, projections, and business plan. The measures are designed to be reasonably difficult to achieve, require strong participant performance and align participant interest with the interests of the company . In fiscal 2009, the performance measures were EPS and free cash flow (“FCF”). For the reasons discussed above, we believe the quantitative goals for these performance measures are not required to be disclosed under Instruction 4 to Item 402(b). The following is an example of the enhanced disclosure we would include in future filings if quantitative data about performance goals is omitted:
“We are not providing quantitative disclosure of the specific performance measures discussed above because we believe such disclosure would cause us competitive harm by providing competitors and other third parties with insights into our targeted financial metrics and operational plans. We believe that competitors could use this information in devising strategies to compete more successfully with us.
Each of our performance measures comprised threshold, target and maximum performance levels. In setting target opportunities, the Committee sought to ensure that total annual cash compensation was within the middle range of the peer group companies and that a substantial portion of total annual cash compensation was tied to the company’s performance. Target incentive opportunities ranged from 40% to 100% of base salary for Named Executive

11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980

U.S. Securities & Exchange Commission
February 19, 2010

Officers during the most recently completed fiscal year (the “Current Period”). Each MIP participant, including the Named Executive Officers, can earn from 0% to 200% of his target award based on actual performance.
Performance measures are generally set at amounts that are intended to be realistic and reasonable, but difficult to achieve in light of current industry and economic conditions. Additionally, achievement of awards under the MIP requires strong participant performance.
The Committee established Earnings per Share (“EPS”) and Free Cash Flow (“FCF”) as performance measures for the MIP for the Current Period, with each measure weighted equally. Target goals for EPS and FCF are generally based upon our operating budget and, if obtained, will result in improved financial performance on a year to year basis, positive cash flow and enhancement of our balance sheet during the performance period.
There are many factors which affect a participant’s ability to attain our goals, some of which are described in the risk factors of our Annual Report on Form 10-K. For example, our business is substantially dependent on the level of capital expenditures in the oil and gas industry. The capital expenditures of our clients are driven by numerous factors beyond our control, and lower capital expenditures adversely affect our results of operations. The economic crisis coupled with performance issues significantly affected our financial results in one year. We also experienced cancellations of projects which reduced demand for our services. As a result, none of the executives met their established performance measures and no awards were made under the MIP. The FCF goal was also dependent upon our successful implementation of a cost reduction plan designed to increase free cash flow based upon projected levels of production.
When established in the first quarter of the Current Period, targets for EPS and FCF were seen to be achievable only with significant effort on the part of our executive team. Overall, the EPS and FCF performance goals were intended to be realistic and reasonable but also challenging to drive positive performance.”
Long-Term Equity Incentive Compensation — Equity Awards
3.	Comment. We note your response to our prior comment 4. Please provide us with more specific information as to why you believe that disclosure of EPS or other goals for periods that have elapsed would create a likelihood of competitive harm. Provide a detailed discussion of each particular type of goal that you have omitted or intend to omit. Also, provide a draft of your proposed enhanced disclosure with regard to the degree of difficulty of omitted performance goals. We may have further comments after reviewing your response.

11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980

U.S. Securities & Exchange Commission
February 19, 2010

Response. Our net operating profit after tax return on capital performance goals, like the EPS performance measure, is developed from highly confidential internal operating budgets, projections and our business plan, and that information related to this goal is sensitive with respect to historical information as well as information for future periods. For the reasons discussed above in our response to comment #2, we believe that disclosure of this information would result in competitive harm to the company and therefore may be omitted under Instruction 4 to Item 402(b).
Post-Employment Compensation: Employment and Severance Agreements
Employment and Severance Agreements, page 24
4.	Comment. We note your response to our prior comment 5. Amend your filing to provide this disclosure.

Response. While changes could have been made to the disclosure in the company’s proxy statement filed with the Commission on April 3, 2009 to clarify the disclosure regarding payments to Mr. Chin, the company’s former chief executive officer, we do not believe it would benefit shareholders to amend the proxy statement at this time. We have based our position on numerous factors including:
•	the annual meeting that this proxy statement related to was held on May 20, 2009;

•	the information regarding payments to Mr. Chin was previously disclosed in this proxy statement or other filings made with the Commission by the company; and

•	our belief that since the annual meeting was held over 8 months ago, providing the revised disclosure in an amendment to this proxy statement would not benefit our shareholders.

Mr. Chin received severance payments in 2009. We will provide this disclosure in the proxy statement filed by the company for its annual meeting to be held in 2010. We believe that including the disclosure in this proxy statement, which is expected to be filed with the Commission within the next 50 days, will be most beneficial to shareholders.

11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980

U.S. Securities & Exchange Commission
February 19, 2010

Stock Ownership Guidelines, page 26
5.	Comment. We note your response to our prior comment 6. Please explain whether you intend to enhance your disclosure on this point in future filings.

Response. We will enhance disclosure on this point in future filings, to the extent applicable.

In connection with our responses to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
Please address all future correspondence to the undersigned.

Very truly yours,
/s/ John A. Clerico
Mr. John A. Clerico
Chief Executive Officer and Chairman of the Board

11490 Westheimer • Suite 400 • Houston, Texas 77077 • (281) 529-7979 • Fax #: (281) 529-7980